INDIVIDUAL/SMALL GROUP REINSURANCE AGREEMENT


This Individual/Small Group Reinsurance Agreement (the "Reinsurance Agreement") is made and entered into by and between Washington National Insurance Company, an Illinois insurance corporation ("WNIC"), and Pioneer Life Insurance Company, an Illinois insurance corporation ("Reinsurer"). Capitalized terms not defined herein shall have the meaning set forth in the Agreement (as defined below).

WHEREAS, WNIC and Reinsurer have entered into an Agreement dated May 31, 1996 (the "Agreement") providing for the sale and transfer to Reinsurer of the assets, properties, liabilities, and obligations of the Health Insurance Business of WNIC, as more fully set forth and defined in the Agreement; and

WHEREAS, pursuant to the terms of the Agreement, Reinsurer has agreed to enter into this Reinsurance Agreement with WNIC;

NOW, THEREFORE, for and in consideration of the mutual promises set forth in the Agreement and in this Reinsurance Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, WNIC and Reinsurer hereby agree as follows:

                                    ARTICLE I
                              REINSURANCE COVERAGE

Subject to receipt of all necessary regulatory approvals of this Reinsurance Agreement, and effective as of 12:01 a.m. (local time of the policyholder) on the first day of the month following the First Closing Date (the "Effective Date"), WNIC cedes to Reinsurer and Reinsurer hereby reinsures one hundred percent (100%) of all liabilities and obligations of WNIC, to the extent such liabilities and obligations were incurred on or after the Effective Date and to the extent such liabilities are not reinsured under any other ancillary reinsurance agreement or agreements relating to the Health Insurance Business (listed on Schedule 4.12 initially and any other ancillary reinsurance agreement entered into thereafter relating to the Reinsured Policies (as hereafter defined)), including, but not limited to, indemnity payments, premium refunds, commissions, unearned premiums, taxes and assessments and expenses of administration, under or with respect to all individual health, disability income and life insurance policies, certificates, forms, riders and binders of insurance set forth on Attachment 1 hereto (hereinafter referred to as the "Reinsured Policies"), that (a) are in force as of the Effective Date, (b) are no longer in force as of the Effective Date, but are reinstated after the Effective Date in the normal course of business, or (c) are issued or entered into within 180 days following the Effective Date.

WNIC shall furnish Reinsurer with a specimen copy of each of the Reinsured Policies and a list of the gross premiums charged for each of the Reinsured Policies. Except as otherwise provided in Article IV, WNIC shall not make any changes which alter the risk or coverage provided, the gross premiums charged, or other reinsurance on the Reinsured Policies without prior written consent of Reinsurer.

The amount of reinsurance under this Reinsurance Agreement on each risk shall be maintained in force without reduction except as provided in the policy, certificate, form, rider or binder on which the risk is written.

                                   ARTICLE II
                           COMPUTATION OF REINSURANCE
                         PREMIUMS AND CEDING COMMISSIONS

The reinsurance premium to be paid to Reinsurer for the Reinsured Policies shall be the Recalculated Transfer Amount for the Individual/Small Group Business. On the First Closing Date, the reinsurance premium to be paid to Reinsurer shall be the Transfer Amount for the Individual/Small Group Business, which amount shall be adjusted following such Closing Date pursuant to Section 2.8 of the Agreement to result in the Recalculated Transfer Amount for the Individual/Small Group Business. The reinsurance premium to be paid to Reinsurer for periods following the Effective Date shall be (a) with respect to those Reinsured Policies that are recorded as Individual Health Business, an amount equal to 100% of the gross premiums collected from and after the Effective Date, less amounts recorded as an account receivable on WNIC's books and records as of the Effective Date, and
(b) with respect to those Reinsured Policies that are recorded as Small Group Business, an amount equal to 100% of the gross premiums collected from and after the Effective Date, except for that part of such premiums that is earned prior to the Effective Date.

Reinsurer will allow WNIC, with respect to the Reinsured Policies, a ceding commission of $18 million.

Reinsurer shall pay all premiums for the other ancillary reinsurance agreement or agreements relating to the Reinsured Policies referred to in Article I, and shall reimburse WNIC for all premium refunds, commissions, taxes, assessments and expenses of administration from and after the Effective Date with respect to the Reinsured Policies. Reinsurer shall remit to WNIC any and all such amounts by wire transfer no later than twelve (12) days following the end of the month in which such amounts were paid by WNIC.

                                   ARTICLE III
                    NEW JERSEY POLICIES:  PROFITS AND LOSSES

Commencing on the Effective Date, Reinsurer shall be entitled to receive one hundred percent (100%) of the Profit and, for a period of two (2) years following the Effective Date, WNIC shall be obligated to reimburse Reinsurer for 100% of the Losses relating to those Reinsured Policies which are set forth on Attachment 2 hereto (hereinafter referred to as the "New Jersey Policies"). Unless the parties otherwise agree in writing, the terms Profit and Losses for purposes of this Reinsurance Agreement shall be calculated using the amount obtained from Line 29, Summary of Operations, of the 1995 NAIC Statutory Annual Statement blank for each Accounting Period (as defined below) (the "Statement") based upon completed Lines 1 through 29, prepared in accordance with the practices prescribed for completing the 1995 Statement in the State of Illinois, except as follows:

     1. The Statement shall be completed with respect to the New Jersey Policies solely to the extent such Policies are reinsured pursuant to the terms of this Reinsurance Agreement. Accordingly, to the extent liabilities and obligations relating to the New Jersey Policies are not so reinsured, such liabilities and obligations shall not be included in the Statement.

     2. The Statement also shall include the New Jersey policies under the National Casualty Assignment Agreement between
          WNIC and Reinsurer and the Reinsured Policies, if any, subsequently reinsured pursuant to the Individual/Small Group Assumption Reinsurance Agreement attached hereto as Attachment 3.

     3. The Statement for the first Accounting Period shall include beginning reserves as reflected in the Transfer Amount for the Individual/Small Group Business. The Statement for each subsequent Accounting Period shall include beginning reserves as reflected in the Recalculated Transfer Amount for the Individual/Small Group Business and as determined in accordance with Exhibit G to the Agreement.

     4. Line 6 of the Statement, investment income, shall be calculated at the rate of 1.5% per quarter (prorated in the cases of first and last Accounting Periods to reflect that portion of a quarter the first and last Accounting Periods actually cover) of the mean of the beginning and ending reserves for the New Jersey Policies required to be reported in Exhibits 9 and 11 of the Statement for each Accounting Period.

     5. Administrative expenses included in Line 22 of the Statement, general insurance expenses, shall be the sum of 7.5% of incurred claims (line 11 of the Statement), actual managed care expenses (which are not to be duplicated elsewhere in the Statement) and $2 times the number of policies in force at the end of each month.

     6. Line 23 of the Statement, taxes, licenses and fees, shall be calculated as 2.1% of paid premium relating to the New Jersey Policies, plus actual New Jersey risk pool assessments, less actual New Jersey risk pool reimbursement.

The first Accounting Period shall begin on the Effective Date after giving effect to the transactions contemplated by the Agreement and this Reinsurance Agreement, and continue through the first March, June, September or December month end to occur after the Effective Date. Each subsequent Accounting Period shall begin on the Effective Date after giving effect to the transactions contemplated by the Agreement and continue for three months through the first March, June, September or December month end occurring after the end of the immediately preceding Accounting Period. The final Accounting Period shall end on the second anniversary of the Effective Date. Within 30 days after the end of each Accounting Period, Reinsurer shall prepare and deliver to WNIC the Statement showing the Profit or Loss for such Accounting Period. WNIC shall review the Statement and advise Reinsurer in writing within 15 days whether WNIC agrees or disagrees with the Statement, and in the case of a disagreement, shall set forth in detail the specific items of disagreement. If Reinsurer and WNIC do not agree upon the Statement within 30 days after WNIC has advised Reinsurer of any disagreement, Reinsurer or WNIC may, not later than 30 days after WNIC has advised Reinsurer of any disagreement (or such longer period of time as WNIC and Reinsurer may mutually agree upon), submit the matter or matters with respect to which there is a disagreement to a national firm of independent public accountants mutually agreed upon by Reinsurer and WNIC, and the decision of such independent firm shall be final and binding on each party to this Reinsurance Agreement. In the event that Reinsurer and WNIC are unable to mutually agree on the national firm of independent public accountants, Ernst & Young shall select one of the other big six accounting firms to serve as the independent firm. Each party shall be responsible for its own expenses, and the expenses of any independent accounting firm shall be shared equally by WNIC and Reinsurer. WNIC and Reinsurer agree to cooperate in any reasonable way with any independent accounting firm in connection with the foregoing.

Such Statement as determined by the independent firm shall be the Statement for purposes of this Reinsurance Agreement and shall be conclusive and binding on all parties hereto. If Reinsurer and WNIC agree on a Statement within 30 days after WNIC has received a Statement, or if WNIC fails to advise Reinsurer of any disagreement with respect to Reinsurer's determination within such 15-day period, the Statement for purposes of this Reinsurance Agreement shall be the Statement delivered by Reinsurer. Within five (5) Business Days after determination of the Statement for each Accounting Period, (a) if there is a Loss in the first Accounting Period, WNIC shall wire transfer to Reinsurer the amount of such Loss, (b) if there is a Loss in any Accounting Period after the first, WNIC shall wire transfer to Reinsurer the excess of such Loss over the Loss previously transferred for prior Accounting Periods, and (c) if the cumulative Loss in any Accounting Period is less than the Loss in the prior Accounting Period, Reinsurer shall wire transfer to WNIC the amount such Loss has been reduced.

                                   ARTICLE IV
                                 ADMINISTRATION

WNIC will provide the services referred to herein to Reinsurer until the later of October 31, 1996 or 90 days after the First Closing Date, and Reinsurer will pay all costs and expenses in connection therewith, pursuant to and as contemplated in the Interim Services and Facilities Agreement between Reinsurer and WNIC relating to this Reinsurance Agreement and referred to in the Agreement. Thereafter, pursuant to and as contemplated in the Services and Facilities Agreement between Reinsurer and WNIC relating to this Reinsurance Agreement and referred to in the Agreement, Reinsurer agrees to provide and be responsible for all administration and servicing of the Reinsured Policies from and after the First Closing Date and, except as provided in Article I of this Reinsurance Agreement, to be responsible for all costs and expenses in connection therewith. Administration and servicing of the Reinsured Policies shall include, but shall not be limited to, marketing support and assistance services, premium billing and collection, underwriting, reinsurance administration, claims handling, claims payment, expense payment, commission payment, data processing, computer programming, word processing, telecommunications and communications services, licensing, policy service, regulatory matters, actuarial services, accounting services, remittance services, photocopying, recordkeeping, record maintenance, mailroom and storage and printing services with respect to the Reinsured Policies. Notwithstanding the foregoing, with respect to the New Jersey Policies, WNIC shall have the right to make all decisions regarding persistency and profitability, including, but not limited to, pricing, experience refund arrangements and underwriting rules. WNIC shall have the right, at its own expense, to participate in the defense of any action, suit or proceeding in which there is a demand for punitive damages and which arises out of or in connection with a Reinsured Policy, regardless of filing date.

                                    ARTICLE V
                             DAC ELECTION STATEMENT

WNIC and Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for the 1996 taxable year and for all subsequent taxable years for which this Reinsurance Agreement remains in effect.

     1. The term "party" will refer to either WNIC or the Reinsurer as appropriate.

     2. The terms used in this Article V are defined by reference to Regulation 1.848-2. The term "net consideration" will refer to either net consideration as defined in Regulation Section 1.848-2(f) or gross amount of premiums and other consideration as defined in Regulation Section 1.848-3(b), as appropriate.

     3. The party with the net positive consideration for this Reinsurance Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Reinsurance Agreement without regard to the general deductions limitation of Section 848(c)(1).

     4. Both parties agree to exchange information pertaining to the amount of net consideration under this Reinsurance Agreement each year to ensure consistency.

                                   ARTICLE VI
                                 INDEMNIFICATION

Reinsurer agrees to indemnify, defend and hold WNIC and its Affiliates harmless from any and all claims, demands, suits, actions, liabilities, losses, damages or expense (including attorneys' fees and disbursements in connection with investigating and defending against any such matter) of any kind, nature or description (including any claim for extraordinary, punitive or consequential damages, misrepresentation, fraud or bad faith) if such claim results from
(a) any act, delay, error or omission of Reinsurer on or after the Effective Date, unless such action, delay, error or omission was the result of Reinsurer's direct reliance on instructions from WNIC, (b) any breach or nonperformance by Reinsurer of its obligations under this Reinsurance Agreement or (c) the Reinsured Policies, to the extent such claim was incurred on or after the Effective Date (other than claims relating to the New Jersey Policies). WNIC agrees to indemnify, defend and hold Reinsurer and its Affiliates harmless from any and all claims, demands, suits, actions, liabilities, losses, damages or expenses (including attorneys' fees) of any kind, nature or description (including any claim for extraordinary, punitive or consequential damages, misrepresentation, fraud or bad faith), with respect to (a) any breach by WNIC of its obligations hereunder or (b) Reinsurer's direct reliance on instructions from WNIC.

                                   ARTICLE VII
                               CONDUCT OF BUSINESS

From the date hereof and during the term of this Reinsurance Agreement, Reinsurer shall (a) conduct its business in all material respects in accordance with all applicable Laws, (b) use commercially reasonable efforts to maintain at least a "B+" (B plus) rating by A.M. Best Company (or in the event that A.M. Best Company is no longer publishing insurance company ratings, a comparable rating by a nationally recognized independent rating company), (c) use commercially reasonable efforts to maintain underwriting, claims adjudication and policyholder service at the level provided by Reinsurer on the date hereof and in accordance with industry standards to preserve the present business relationships with the holders of the Reinsured Policies, and (d) furnish to WNIC promptly upon receipt thereof, copies of any reports or other communications received from the A.M. Best Company or from any insurance regulatory authority with respect to the Health Insurance Business or the insurance company ratings of the Reinsurer. In the event that Reinsurer does not maintain at least a "B+" (B plus) rating by A.M. Best Company (or in the event that A.M. Best Company is no longer publishing insurance company ratings, a comparable rating by a nationally recognized independent rating company), Reinsurer shall use commercially reasonable efforts to assign this Reinsurance Agreement to an Affiliate insurance company with such rating.

                                  ARTICLE VIII
                                     RECORDS

WNIC shall furnish Reinsurer on or about the First Closing Date, originals or copies of all administrative, financial and other records and information of any nature and type relating to the Reinsured Policies reasonably requested by Reinsurer.

                                   ARTICLE IX
                                     REPORTS

Within twelve (12) days after the close of each calendar month after the First Closing Date, Reinsurer shall furnish WNIC an income statement and balance sheet prepared in accordance with GAAP and SAP with respect to the Reinsured Policies. In addition, within fifteen (15) days after the close of each calendar month, Reinsurer shall furnish WNIC with such additional financial and other information with respect to the Reinsured Policies reasonably requested by WNIC, which is required for financial, tax, regulatory, rating agency or other reports or statements.

                                    ARTICLE X
                                   INSPECTION

Each party shall have the right, at any reasonable time and upon written notice provided on a reasonable basis, to inspect the books, records, documents and other information relating to the Reinsured Policies.

                                   ARTICLE XI
                       ASSUMPTION REINSURANCE: TERMINATION

Reinsurer shall have the right, but not the obligation, pursuant to the form of Assumption Reinsurance Agreement attached hereto as Attachment 3, and subject to receipt of required regulatory approvals and policyholder consents, to assume by assumption reinsurance some or all of the Reinsured Policies upon thirty (30) days written notice to WNIC. This Reinsurance Agreement shall continue in effect for so long as any Reinsured Policy remains in effect, provided that it shall terminate on the date assumption reinsurance of 100% of the Reinsured Policies by Reinsurer is effectuated and provided further that Article VI Indemnification shall continue after termination of this Reinsurance Agreement. If Reinsurer assumes by assumption reinsurance less than all of the Reinsured Policies, this Reinsurance Agreement shall continue with respect to the Reinsured Policies except that the Reinsured Policies that Reinsurer has assumed shall thereafter not be considered Reinsured Policies for purposes of Articles, II, IX and X.

                                   ARTICLE XII
RECAPTURE

WNIC shall have the right to terminate this Reinsurance Agreement and recapture the Reinsured Policies reinsured hereunder in the event Reinsurer (a) does not comply with Article VII of this Reinsurance Agreement and Reinsurer fails to comply for a period of forty-five (45) days after WNIC has given written notice specifying a failure to comply and requesting it to be remedied, or (b) is subject to any final, non-appealable administrative ruling or order of an insurance regulatory authority which will have a material adverse effect on its ability to perform its obligations under this Reinsurance Agreement. If WNIC exercises its right to recapture the Reinsured Policies, Reinsurer shall take all action reasonably necessary to transfer the Reinsured Policies, the reserves relating thereto and the administration and servicing thereof back to WNIC as promptly as possible. Reinsurer and WNIC agree to negotiate in good faith commercially reasonable terms and conditions of the recapture of the Reinsured Policies.

                                  ARTICLE XIII
                                   OVERSIGHTS

It is understood and agreed that if failure to comply with any terms of this Reinsurance Agreement is the result of misunderstanding or oversight on the part of either WNIC or Reinsurer, the party failing to comply shall be given a reasonable opportunity to restore the other party to the position it would have been in had not such failure to comply occurred, but neither party shall be relieved of liability for any such failure to comply.

                                   ARTICLE XIV
                                   INSOLVENCY

In the event of the insolvency of WNIC, except as otherwise provided in the following sentence, reinsurance under this Reinsurance Agreement shall be payable by Reinsurer to WNIC or WNIC s liquidator, receiver or statutory successor immediately upon demand, on the basis of claims allowed against WNIC by any court of competent jurisdiction or by any liquidator, receiver or statutory successor of WNIC having authority to allow such claims, without diminution because of the insolvency of WNIC or because such liquidator, receiver or statutory successor has failed to pay all or a portion of any claims. The reinsurance hereunder shall be payable by the Reinsurer directly to WNIC or its liquidator, receiver or statutory successor, except (a) where the Reinsurance Agreement specifically provides another payee of such reinsurance in the event of the insolvency of WNIC, or (b) where the Reinsurer with the consent of the direct insured or insureds has assumed such policy obligations of WNIC as direct obligations of the Reinsurer to the payees under such policies and in substitution for the obligations of WNIC to such payees.

It is agreed, however that the liquidator, receiver or statutory successor of WNIC shall have to give written notice to Reinsurer of the pendency of a claim against the WNIC, indicating the policy reinsured under which the claim would involve a possible liability on the part of Reinsurer within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim, the Reinsurer may investigate such claims and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to WNIC or its liquidator, receiver or statutory successor. The expense thus incurred by Reinsurer shall be chargeable, subject to court approval, against WNIC as part of the expense of liquidation to the extent of a proportionate share of the benefits which may accrue to WNIC solely as a result of the defense undertaken by Reinsurer.

                                   ARTICLE XV
                                   ARBITRATION

Except as otherwise expressly provided in this Reinsurance Agreement:

(a) WNIC and Reinsurer shall attempt in good faith to resolve any dispute, claim or controversy arising out of or relating to this Reinsurance Agreement (the dispute ) by negotiations between executives who have authority to settle the dispute. Any party may initiate negotiations by delivery to the other party of a written notice describing any dispute not resolved in the ordinary course of business about which negotiation is requested.

(b) Within ten (10) business days after delivery of the notice, executives of both parties shall meet at a mutually acceptable time and place, and thereafter as soon as reasonably possible, to exchange relevant information and attempt to resolve the dispute.

(c) If the parties fail to meet with ten (10) business days, or the dispute is not resolved through negotiations within twenty (20) business days after delivery of the request for negotiation, either party may initiate arbitration of the dispute as provided below. Any dispute that has not been resolved through negotiation as provided above shall be finally settled by confidential, binding arbitration as provided below.

(d) Unless otherwise agreed in writing by the parties, (i) all hearings and conferences relating to the arbitration will be held in, and the arbitrators award will be rendered at Chicago, Illinois; (ii) the arbitration will be conducted in accordance with the rules and procedures of J.A.M.S./Endispute (a copy of which is attached to this Reinsurance Agreement as Attachment 4) and
(iii) there shall be three arbitrators, of whom each party shall select one and those two shall select a third independent, impartial arbitrator who shall serve as chairman. All arbitrators shall be active or retired disinterested officers of insurance or reinsurance companies who are independent and impartial and not affiliated with or under the control of either party to this Reinsurance Agreement.

(e) The vote or approval of a majority of the arbitrators will decide any questions considered by the Panel; provided, however, that if no two arbitrators reach the same decision, then the average of the two closest mathematical determinations will constitute the decision of the Panel.

(f) Any demand for arbitration under this section must be made within the time allowed for commencement of a civil action under the statute of limitations applicable to the claim(s) for which arbitration is demanded. The arbitrators have no authority to make an award based on any claim that is time-barred under that statute of limitations, and the failure to commence arbitration of a claim within the limitations period is an absolute bar to commencement of any arbitration or other proceeding on that claim.

(g) Each decision (including without limitation each award) of the arbitrators will be final and binding on all parties and will be nonappealable. Judgment upon the arbitral award may be entered by any court having jurisdiction thereof, and each party consents and submits to the jurisdiction of such court for purposes of such action. No such award or judgment will bear interest.

(h) The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Sections 1-16.

(i) Each party will be responsible for paying all fees and expenses charged by its respective counsel, accountants and other representatives in conjunction with the arbitration. Each party shall bear the expenses of the arbitrator it selects and shall jointly and equally bear with the other party the costs of the arbitration proceedings and expense of the third arbitrator.

                                   ARTICLE XVI
                                   AMENDMENTS

This Reinsurance Agreement shall not be amended except by agreement in writing and signed by the parties.

                                  ARTICLE XVII
                                   ASSIGNMENT

This Reinsurance Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Neither party may assign any of its duties or obligations hereunder without the prior written consent of the other party.

                                  ARTICLE XVIII
                     PARTIES TO THE CONTRACT, GOVERNING LAW

This is an Reinsurance Agreement for reinsurance solely between Reinsurer and WNIC. This Reinsurance Agreement shall be governed in all respects by and construed and enforced in accordance with the laws of the State of Illinois (without giving effect to the provisions thereof relating to conflicts of law).

                                   ARTICLE XIX
                                     OFFSET

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Reinsurer or WNIC with respect to the Reinsurance Agreement or any other agreement between the parties, shall be offset and only the balance allowed or paid. If either the Reinsurer or WNIC is under formal delinquency proceedings, this right of offset shall be subject to the laws of the state exercising primary jurisdiction over such delinquency proceedings.

                                   ARTICLE XX
                                 SAVINGS CLAUSE

Notwithstanding anything in this Reinsurance Agreement to the contrary, to the extent that any provisions of the Agreement regarding the transfer of assets and liability to Reinsurer provides for an allocation between WNIC and Reinsurer of rights, duties and obligations under this Reinsurance Agreement that is inconsistent with or different than the allocation of rights, duties and obligations between WNIC and Reinsurer effected by the terms of this Reinsurance Agreement, such allocation of rights, duties and obligations provided by the Agreement shall control.

IN WITNESS WHEREOF, WNIC and Reinsurer have duly executed this Reinsurance Agreement as of the 31st day of July, 1996.


                              WASHINGTON NATIONAL INSURANCE
                                   COMPANY


                              BY:  ___________________________________
                                   NAME:

                                   TITLE:


                              PIONEER LIFE INSURANCE COMPANY,
                                    REINSURER


                              BY:  ___________________________________
                                   NAME:

                                   TITLE:




                                                                    ATTACHMENT 1



                            [THE REINSURED POLICIES]

                                                                    ATTACHMENT 2



                            [THE NEW JERSEY POLICIES]